UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1. Press Release entitled “Telefônica Brasil S.A. – Notice to Material Fact - Intention to exercise the call option of 100% of Lemontree and GTR-T Participações common shares” dated on October 21, 2011.

NOTICE OF MATERIAL FACT

TELEFÔNICA BRASIL S.A. (current denomination of Telecomunicações de São Paulo S.A. – TELESP), under the terms of article 157, paragraph 4 of Law 6404/76, supported by CVM Instruction No. 358/02, as amended, hereby informs its shareholders and the market in general that it has notified GTR Participações Ltda. about its intention to exercise the call option of Lemontree Participações S.A. common shares and GTR-T Participações e Emprendimentos S.A. common shares, property remnants of these, corresponding to 100% (one hundred percent) of the common shares of such companies subject to the transfer of the respective shares, through prior approval of National Agency for Telecommunications – ANATEL.

After the implementation of this operation, Telefônica Brasil will be the controller of Comercial Cabo TV São Paulo S.A. and of TVA Sul Paraná S.A.

São Paulo, October 21, 2011.

Gilmar Roberto Pereira Camurra

     Investor Relations Officer

Telefônica Brasil S.A.

www.telefonica.com.br/investidores

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	October 21, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director